SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____3_______)*


                      Bradley Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, no par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    104576103
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104576103                   13G                    Page 2 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            569,920
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             569,920
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      569,920
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 104576103                   13G                    Page 3 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             512,920
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       512,920
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      512,920

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 104576103                   13G                    Page 4 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             512,920
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       512,920
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        512,920

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 5 of 8 Pages


Item 1.     (a)   Name of Issuer:

                  Bradley Pharmaceuticals, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  383 Route 46 West
                  Fairfield, New Jersey  07004

Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis, D.H. Blair Holdings, Inc. ("Blair Holdings'), and D.H. Blair Investment Banking Corp. ("Blair Investment") (1). See attached Exhibit A which is a copy o ftheir agreement in writing to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office:

                    Mr. Davis', Blair Holdings', and Blair Investment's business address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                    Mr. Davis is a United States citizen. Blair Holdings and Blair Investment are incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                    Class A Common Stock, no par value ("shares")

            (e)   CUSIP Number:

                    104576103


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

______________________________________________________________________________
(1) J. Morton Davis is the sole shareholder and Chairman of the Board of Blair Holdings. Blair Holdings is the parent company and sole shareholder of Blair Investment.

                                                             Page 6 of 8 Pages



Item 4.     Ownership.

            (a) (b) As of December 31, 1995, Mr. Davis may be deemed to beneficially own 569,920 shares or 8.2% of the Issuer's shares. Of these shares, (i) 21,000 shares underlie a Unit Purchase Option to purchase 3,000 Units (2) at $8.10 per Unit owned directly by Mr. Davis and exercisable through November 12, 1996;
             (ii) 36,000 shares underlie a Unit Purchase Option to purchase 1 Unit (3) at $45,000 per Unit owned directly by Mr. Davis and exercisable through December 10, 1998; (iii) 200,970 shares underlying a Unit Purchase Option to purchase 28,710 Units (2) at $8.10 per Unit owned directly by Blair Investment and exercisable through November 12, 1996; (iv) 235,800 shares underlying a Unit Purchase Option to purchse 6.55 Units (3) at $45,000 per Unit owned directly by Blair Investment exercisable through December 10, 1998; (v) 65,150 shares underlying 65,150 Class B Warrants owned directly by Blair Investment; and (vi) 11,000 shares owned directly by Blair Investment.

             As of December 31, 1995, Blair Holdings and Blair Investment may be deemed to beneficially own 511,920 shares or 6.3% as indicated in (iii) - (vi) above.

            (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. He has sole voting and dispositive power over those shares owned directly by him.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing  below we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
______________________________________________________________________________
(2) Each Unit consists of two shares, two Class A Warrants and one Class B Warrant. Each Class A Warrant entitles the holder thereof to purchase at $4.50 until November 12, 1996 one share and one Class B Warrant. Each Class B Warrant entitles the holder thereof to purchase one share at an exercise price of $6.75 per share until November 12, 1996.
(3) Each Unit consists of 24,000 shares and 12,000 Class D Warrants. Each Class D Warrant is exercisable to purchase one share at an exercise price of $3.00 through December 10, 1998.

                                                            Page 7 of 8 pages

                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1996


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis



Date: February 14, 1996
      D.H. Blair Holdings, Inc.

By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer



Date: February 14, 1996
      D.H. Blair Investment Banking Corp.


By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer